File No. 074-00015






                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549




                                      FORM U-9C-3

                                   QUARTERLY REPORT


                          For the quarter ended June 30, 2003


            Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                      Act of 1935






                                          by
                         AMERICAN ELECTRIC POWER COMPANY, INC.
                        1 Riverside Plaza, Columbus, Ohio 43215

                    AMERICAN ELECTRIC POWER COMPANY, INC.
                                FORM U-9C-3
                     For the Quarter Ended June 30, 2003

                                  CONTENTS

                                                                     Page
                                                                     ----

ITEM 1 - Organization Chart                                            1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                         8

ITEM 3 - Associated Transactions                                       9

ITEM 4 - Summary of Aggregate Investment                              10

ITEM 5 - Other Investments                                            10

ITEM 6 - Financial Statements and Exhibits                            11
             Statements of Income
             Balance Sheet
             Exhibits


ITEM 1 - ORGANIZATION CHART
Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.

                                                                                            Reference Code
00. American Electric Power Company, Inc.
  01. American Electric Power Service Corporation
  01. AEP C&I Company, LLC                                                                          1
    02. AEP Ohio Commercial & Industrial Retail Company, LLC                                        2
    02. AEP Texas Commercial & Industrial Retail GP, LLC                                            3
      03. AEP Texas Commercial & Industrial Retail Limited Partnership                              4
    02. AEP Texas Commercial & Industrial Retail Limited Partnership                                4
    02. AEP Gas Power GP, LLC                                                                       5
      03. AEP Gas Power Systems, LLC                                                                6
    02. AEP Retail Energy LLC                                                                      26
    02. REP Holdco, LLC                                                                            85
      03. Mutual Energy SWEPCO LLC                                                                 16
      03. REP General Partner LLC                                                                  17
        04. Mutual Energy SWEPCO LLC                                                               16
  01. AEP Coal, Inc.                                                                                7
    02. Snowcap Coal Company, Inc.                                                                  8
    02. AEP Kentucky Coal, LLC                                                                      9
    02. AEP Ohio Coal, LLC                                                                         10
    02. AEP West Virginia Coal, Inc.                                                               11
    02. Leesville Land, LLC                                                                        62
    02. Springdale Land, LLC                                                                       74
  01. AEP Energy Services, Inc.                                                                    12
  01. AEP Investments, Inc.
    02.  AEP EmTech, LLC                                                                           15
      03. Universal Supercapacitors, LLC                                                           18
      03. Integrated Fuel Cell Technologies, Inc.                                                  33
      03. Distribution Vision 2010, LLC                                                            16
    02.  Dynelec, Inc.                                                                             17
    02.  Energy Trading Platform Holding Company, Inc.                                             13
    02.  Intercontinental Exchange Inc.                                                            14
    02.  PowerSpan Corp.                                                                           24
    02.  AEMT, Inc.                                                                                31
    02.  Enerwise Global Technologies, Inc.                                                        35
    02.  Powerware Solutions, Inc.                                                                 32
    02.  PHPK Technologies, Inc.                                                                   25
  01. Mutual Energy L.L.C.                                                                         19
    02. AEP Ohio Retail Energy, LLC                                                                21
  01. AEP Power Marketing, Inc.                                                                    22
    02. AEP Coal Marketing, LLC                                                                    20
    02. AEP Emissions Marketing, LLC                                                               54
  01. AEP T&D Services, LLC                                                                        23
  01. AEP Pro Serv, Inc.
    02. Diversified Energy Contractors Company, LLC                                                64
      03. DECCO II LLC                                                                             65
        04. Diversified Energy Contractors, LP                                                     66
      03. Diversified Energy Contractors, LP                                                       66
      03. Industry and Energy Associates, L.L.C.                                                   67
    02. United Sciences Testing, Inc.                                                              86
  01. AEP Texas POLR, LLC                                                                          27
    02. AEP Texas POLR GP, LLC                                                                     28
      03. POLR Power, L.P.                                                                         29
    02. POLR Power, L.P.                                                                           29
  01. AEP Utilities, Inc.
    02. Southwestern Electric Power Company
      03.  The Arklahoma Corporation                                                               34
      03.  Southwest Arkansas Utilities Corporation                                                35
      03.  Dolet Hills Lignite Company, LLC                                                        36
    02. CSW Energy, Inc.
      03. CSW Development-I, Inc.                                                                  37
      04. Polk Power GP II, Inc.                                                                   38
          05. Polk Power GP, Inc.                                                                  39
            06. Polk Power Partners, LP                                                            40
              07. Mulberry Holdings, Inc.                                                          41
      04. CSW Mulberry II, Inc.                                                                    42
          05. CSW Mulberry, Inc.                                                                   43
      04. Polk Power Partners, LP                                                                  40
          05. Mulberry Holdings, Inc.                                                              41
      04. Noah I Power GP, Inc.                                                                    44
          05. Noah I Power Partners, LP                                                            45
            06. Brush Cogeneration Partners                                                        46
        04. Noah I Power Partners, LP                                                              45
          05. Brush Cogeneration Partners                                                          46
        04. Orange Cogeneration GP II, Inc.                                                        47
          05. Orange Cogeneration G.P., Inc.                                                       48
            06. Orange Cogeneration Limited Partnership                                            49
              07. Orange Cogen Funding Corp.                                                       50
                08. Orange Holdings, Inc.                                                          51
        04. CSW Orange II, Inc.                                                                    52
          05. CSW Orange, Inc.                                                                     53
            06. Orange Cogeneration Limited Partnership                                            49
              07. Orange Cogen Funding Corp.                                                       50
                08. Orange Holdings, Inc.                                                          51
      03. CSW Ft. Lupton, Inc.                                                                     55
        04. Thermo Cogeneration Partnership, L.P.                                                  56
      03. CSW Sweeny GP I, Inc.                                                                    57
        04. CSW Sweeny GP II, Inc.                                                                 58
          05. Sweeney Cogeneration Limited Partnership                                             59
      03. CSW Sweeny LP I, Inc.                                                                    60
        04. CSW Sweeny LP II, Inc.                                                                 61
          05. Sweeney Cogeneration Limited Partnership                                             59
      03. CSW Power Marketing, Inc.                                                                30
      03. CSW Services International, Inc.                                                         63
      03. CSW Eastex GP I, Inc.                                                                    68
        04. CSW Eastex GP II, Inc.                                                                 69
          05. Eastex Cogeneration Limited Partnership                                              70
      03. CSW Eastex LP I, Inc.                                                                    71
        04. CSW Eastex LP II, Inc.                                                                 72
          05. Eastex Cogeneration Limited Partnership                                              70
    02. EnerShop Inc.                                                                              73
    02. CSW Energy Services, Inc.                                                                  75
      03. Nuvest, L.L.C.                                                                           76
        04. National Temporary Services, Inc.                                                      77
          05. Octagon, Inc.                                                                        78
        04. Numanco, L.L.C.                                                                        79
          05. NuSun, Inc.                                                                          80
            06. Sun Technical Services, Inc.                                                       81
            06. Calibration and Testing Corporation                                                82
          05. ESG, L.L.C.                                                                          83
          05. Numanco Services, LLC                                                                84

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


                                                                                             PERCENTAGE
                                               ENERGY-OR                                     OF VOTING
     NAME OF                                  GAS-RELATED       DATE OF        STATE OF      SECURITIES
     REPORTING COMPANY                          COMPANY      ORGANIZATION    ORGANIZATION       HELD      NATURE OF BUSINESS
     -----------------                         -----------   ------------    ------------    ----------   ------------------

1    AEP C&I Company, LLC                       Energy         10/10/00        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
2    AEP Ohio Commercial & Industrial           Energy         10/10/00        Delaware       100.00%    Marketing of natural gas,
     Retail Company, LLC                                                                                 electricity or energy
                                                                                                         related products
3    AEP Texas Commercial & Industrial          Energy         12/11/00        Delaware       100.00%    Marketing of natural gas,
     Retail GP, LLC                                                                                      electricity or energy
                                                                                                         related products
4    AEP Texas Commercial & Industrial          Energy         12/12/00        Delaware       100.00%    Marketing of natural gas,
     Retail Limited Partnership                                                                          electricity or energy
                                                                                                         related products
5    AEP Gas Power GP, LLC                      Energy         12/19/00        Delaware       100.00%    Distributed generation
                                                                                                         products
6    AEP Gas Power Systems, LLC                 Energy         07/09/96        Delaware        75.00%    Distributed generation
                                                                                                         products
7    AEP Coal, Inc.                             Energy         10/29/01         Nevada        100.00%    Coal Mining
8    Snowcap Coal Company, Inc.                 Energy         10/29/01        Delaware       100.00%    Coal Mining
9    AEP Kentucky Coal, LLC                     Energy         10/29/01        Delaware       100.00%    Coal Mining
10   AEP Ohio Coal, LLC                         Energy         10/26/01        Delaware       100.00%    Coal Mining
11   AEP West Virginia Coal, Inc.               Energy         10/29/01         Nevada        100.00%    Coal Mining
12   AEP Energy Services, Inc.                  Energy         09/24/96          Ohio         100.00%    Broker and market energy
                                                                                                         commodities
13   Energy Trading Platform Holding            Energy         04/28/00        Delaware        16.70%    Energy Marketing
     Company, Inc.
14   Intercontinental Exchange, Inc.            Energy         06/16/00        Delaware         5.00%    Energy Marketing
15   AEP EmTech, LLC                            Energy         01/03/01        Delaware       100.00%    Development &
                                                                                                         commercialization of
                                                                                                         electrotechnologies
16   Mutual Energy SWEPCO LLC                   Energy         04/04/01        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
17   REP General Partner LLC                    Energy         04/04/01        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
18   Universal Supercapacitors, LLC             Energy         04/16/02        Delaware        50.00%    Non-regulated energy-
                                                                                                         related services and
                                                                                                         projects
19   Mutual Energy L.L.C.                       Energy         12/17/99        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
20   AEP Coal Marketing, LLC                    Energy         01/22/03        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
21   AEP Ohio Retail Energy, LLC                Energy         09/05/00        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
22   AEP Power Marketing, Inc.                  Energy         07/22/96          Ohio         100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
23   AEP T&D Services, LLC                      Energy         12/12/00        Delaware       100.00%    Energy services
                                                                                                         including operations,
                                                                                                         supply chain,
                                                                                                         transmission and
                                                                                                         distribution
24   Powerspan Corp                             Energy         05/14/97        Delaware         9.80%    Pollution Control
                                                                                                         Technology Development
25   PHPK Technologies, Inc.                    Energy         07/01/91          Ohio          40.40%    Cryogenic and Vacuum
                                                                                                         Equipment Manufacture &
                                                                                                         Service
26   AEP Retail Energy LLC                      Energy         06/28/00        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
27   AEP Texas POLR, LLC (aka AEP Texas         Energy         12/11/00        Delaware       100.00%    Marketing of natural gas,
     Retail GP, LLC)                                                                                     electricity or energy
                                                                                                         related products
28   AEP Texas POLR GP, LLC                     Energy         11/14/01        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
29   POLR Power, L.P.                           Energy         11/14/01        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
30   CSW Power Marketing, Inc.                  Energy                         Delaware       100.00%    Energy Management
31   AEMT, Inc.                                 Energy         12/23/97        Florida         27.00%    Power conditioning
                                                                                                         product mfg and sales
32   Powerware Solutions, Inc.                  Energy         02/15/94         Texas           4.00%    Energy Management
                                                                                                         Systems for water
                                                                                                         utilities
33   Integrated Fuel Cell Technologies, Inc.    Energy         04/04/01        Delaware         0.10%    Non-regulated energy-
                                                                                                         related services and
                                                                                                         projects
34   The Arklahoma Corporation                  Energy         05/16/47        Arkansas        44.20%    Electric Transmission
35   Enerwise Global Technologies, Inc.         Energy         03/22/28        Arkansas       100.00%    Inactive
36   Dolet Hills Lignite Company, LLC           Energy         03/02/01        Delaware         5.00%    Energy Investments
37   CSW Development-I, Inc.                    Energy         12/06/90        Delaware       100.00%    Qualifying Facility
38   Polk Power GP II, Inc.                     Energy         03/20/95        Delaware        50.00%    Qualifying Facility
39   Polk Power GP, Inc.                        Energy         09/18/91        Delaware       100.00%    Qualifying Facility
40   Polk Power Partners, LP                    Energy         02/19/92        Delaware         1.00%    Qualifying Facility
41   Mulberry Holdings, Inc.                    Energy         10/28/99        Delaware       100.00%    Qualifying Facility
42   CSW Mulberry II, Inc.                      Energy         03/21/95        Delaware       100.00%    Qualifying Facility
43   CSW Mulberry, Inc.                         Energy         02/03/94        Delaware       100.00%    Qualifying Facility
44   Noah I Power GP, Inc.                      Energy         05/14/91        Delaware       100.00%    Qualifying Facility
45   Noah I Power Partners, LP                  Energy         05/16/91        Delaware         1.00%    Qualifying Facility
46   Brush Cogeneration Partners                Energy         06/17/94        Delaware        50.00%    Qualifying Facility
47   Orange Cogeneration GP II, Inc.            Energy         03/16/95        Delaware        50.00%    Qualifying Facility
48   Orange Cogeneration G.P., Inc.             Energy         02/05/93        Delaware       100.00%    Qualifying Facility
49   Orange Cogeneration Limited Partnership    Energy         02/05/93        Delaware         1.00%    Qualifying Facility
50   Orange Cogen Funding Corp.                 Energy         06/11/92        Delaware       100.00%    Qualifying Facility
51   Orange Holdings, Inc.                      Energy         10/28/99        Delaware       100.00%    Qualifying Facility
52   CSW Orange II, Inc.                        Energy         03/16/95        Delaware       100.00%    Qualifying Facility
53   CSW Orange, Inc.                           Energy         04/21/93        Delaware       100.00%    Qualifying Facility
54   AEP Emissions Marketing, LLC               Energy         01/22/03        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
55   CSW Ft. Lupton, Inc.                       Energy         04/01/93        Delaware       100.00%    Qualifying Facility
56   Thermo Cogeneration Partnership, L.P.      Energy         03/17/93        Delaware        50.00%    Qualifying Facility
57   CSW Sweeny GP I, Inc.                      Energy         09/06/95        Delaware       100.00%    Qualifying Facility
58   CSW Sweeny GP II, Inc.                     Energy         09/06/95        Delaware       100.00%    Qualifying Facility
59   Sweeney Cogeneration Limited               Energy         10/10/95        Delaware        50.00%    Qualifying Facility
     Partnership
60   CSW Sweeny LP I, Inc.                      Energy         09/06/95        Delaware       100.00%    Qualifying Facility
61   CSW Sweeny LP II, Inc.                     Energy         09/06/95        Delaware       100.00%    Qualifying Facility
62   Leesville Land, LLC                        Energy         02/11/03        Delaware       100.00%    Coal mining
63   CSW Services International, Inc.           Energy         03/19/97        Delaware       100.00%    Non-regulated energy-
                                                                                                         related services and
                                                                                                         projects
64   Diversified Energy Contractors             Energy         07/03/97        Delaware       100.00%    Non-regulated energy-
     Company, LLC                                                                                        related services and
                                                                                                         projects
65   DECCO II LLC                               Energy         08/08/97        Delaware       100.00%    Non-regulated energy-
                                                                                                         related services and
                                                                                                         projects
66   Diversified Energy Contractors, LP         Energy         08/18/98        Delaware       100.00%    Non-regulated energy-
                                                                                                         related services and
                                                                                                         projects
67   Industry and Energy Associates, L.L.C.     Energy         05/26/98        Delaware       100.00%    Non-regulated energy-
                                                                                                         related services and
                                                                                                         projects
68   CSW Eastex GP I, Inc.                      Energy         09/04/98        Delaware       100.00%    Qualifying Facility
69   CSW Eastex GP II, Inc.                     Energy         09/04/98        Delaware       100.00%    Qualifying Facility
70   Eastex Cogeneration Limited Partnership    Energy         09/09/98        Delaware        50.00%    Qualifying Facility
71   CSW Eastex LP I, Inc.                      Energy         09/04/98        Delaware       100.00%    Qualifying Facility
72   CSW Eastex LP II, Inc.                     Energy         09/04/98        Delaware       100.00%    Qualifying Facility
73   EnerShop Inc.                              Energy         09/11/95        Delaware       100.00%    Energy Marketing Services
74   Springdale Land, LLC                       Energy         02/11/03        Delaware       100.00%    Coal mining
75   CSW Energy Services, Inc.                  Energy         09/24/97        Delaware       100.00%    Energy Marketing Services
76   Nuvest, L.L.C.                             Energy         02/20/96        Delaware        92.90%    Staff Augmentation to
                                                                                                         Power Plants
77   National Temporary Services, Inc.          Energy         12/31/90      Pennsylvania     100.00%    Staff Augmentation to
                                                                                                         Power Plants
78   Octagon, Inc.                              Energy         11/05/93        Delaware       100.00%    Staff Augmentation to
                                                                                                         Power Plants
79   Numanco, L.L.C.                            Energy         04/08/96        Oklahoma       100.00%    Staff Augmentation to
                                                                                                         Power Plants
80   NuSun, Inc.                                Energy         04/26/88        Delaware       100.00%    Staff Augmentation to
                                                                                                         Power Plants
81   Sun Technical Services, Inc.               Energy         01/16/91       California      100.00%    Staff Augmentation to
                                                                                                         Power Plants
82   Calibration and Testing Corporation        Energy         01/02/80       California      100.00%    Staff Augmentation to
                                                                                                         Power Plants
83   ESG, L.L.C.                                Energy         11/27/96        Oklahoma        50.00%    Staff Augmentation to
                                                                                                         Power Plants
84   Numanco Services, LLC                      Energy         04/08/96        Oklahoma       100.00%    Staff Augmentation to
                                                                                                         Power Plants
85   REP Holdco, LLC                            Energy         04/04/01        Delaware       100.00%    Marketing of natural gas,
                                                                                                         electricity or energy
                                                                                                         related products
86   United Sciences Testing, Inc.              Energy         05/07/97        Delaware       100.00%    Coal Cleaning Technology

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



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     ---------     --------     -------     -------------     ----------     -------------
                                            (in thousands)
NONE


FINANCING AMONG ASSOCIATE COMPANIES:

Company     Type of      Principal                              Person to
Issuing     Security     Amount of     Issue or     Cost of     Whom Security
Security    Issued       Security      Renewal      Capital     Was Issued
--------    --------     ---------     --------     -------     -------------
                        (in thousands)

None


CAPITAL CONTRIBUTIONS:

Company                   Company
Contributing              Receiving                  Amount of
Capital                   Capital              Capital Contributions
------------              ---------            ---------------------
                        (in thousands)
None

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


ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies


Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      --------    ----------    ------
                                          (in thousands)

Nuvest, LLC    AEP Texas Central
                 Company - South
                 Texas Project       Engineering    $1,938       -           -             $1,938
Nuvest, LLC    AEP Service
                 Corporation -
                 Regional Service
                 Organization        Engineering     6,679       -           -              6,679
Nuvest, LLC    Indiana Michigan
                 Company - D.C.
                 Cook Plant          Engineering     7,314       -           -              7,314
Nuvest, LLC    Various AEP Utility
                 Operating Companies Engineering     4,899       -           -              4,899


Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate                          Reporting
Company                            Company          Types of                    Direct    Indirect               Total
Rendering                          Receiving        Services                    Costs     Costs     Cost         Amount
Services                           Services         Rendered                    Charged   Charged   of Capital   Billed
---------                          ----------       --------                    -------   -------   ----------   ------
                                                                                             (in thousands)

American Electric
  Power Service Corporation        AEPES            Administrative & Marketing $ 1,042     $2,381      $ -      $ 3,423
Houston Pipeline                   AEPES            Asset Management             6,250       -           -        6,250
Jefferson Island                   AEPES            Asset Management             1,250       -           -        1,250
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P.  Plant Services                 283        219        -          502
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.            Plant Services                 582        198        -          780
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P.  Plant Services                  90       -           -           90
CSW Services International Inc.    Eastex
                                    Cogeneration
                                    L.P.            Plant Services               1,349        389        -        1,738
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.            Plant Services                 455        452        -          907
                                                                               -------     ------      ----     -------
      Total                                                                    $11,301     $3,639      $ -      $14,940
                                                                               =======     ======      ====     =======



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                 (in thousands)

   Total consolidated capitalization
      as of June 30, 2003                                   $22,307,324(a)                                Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,346,099                                   Line 2

   Greater of $50 million or line 2                                                  $3,346,099           Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                   -
      Energy-related Category 5: Energy Marketing             1,609,517
      Energy-related Category 7: Maintenance Services            52,505
      Energy-related Category 8: Qualifying Facility            733,738
      Energy-related Category 10: Other Form of Energy          145,143
      Energy-related Category 2,3,4,6,9                          64,530
          Total current aggregate investment                                          2,605,433           Line 4
                                                                                     ----------

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                              $  740,666           Line 5
                                                                                     ==========

(a) Includes short-term debt.

Investments in gas-related companies:
------------------------------------

   NONE


ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
                                   (in thousands)

CSW Energy Services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997          194,644               194,644              Amounts are excluded from Item 4


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets and Income Statements for period ended June 30, 2003 are filed confidentially under a separate cover for:
        AEP C&I Company, LLC
        AEP Coal, Inc.
        AEP EmTech LLC
        AEP Energy Services, Inc.
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Power Marketing, Inc.
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail LP
        AEP Texas C&I Retail GP, LLC
        AEP Texas GP, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Energy Consolidated
        CSW Energy Services, Inc.
        CSW Ft. Lupton, Inc.
        CSW Power Marketing, Inc.
        CSW Services International Inc.
        Diversified Energy Contractors Company (DECCO)
        Dolet Hills Lignite Company
        Eastex Cogeneration LP
        Enershop, Inc.
        Mutual Energy LLC (consolidated)
        Mutual Energy SWEPCO LLC
        Nuvest, LLC
        POLR Power, L.P.
        REP General Partner LLC
        Sweeny Companies (consolidated)




Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

                                  CERTIFICATE
                                  -----------

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2003 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky State Commission
                  211 Sower Boulevard
                  P.O. Box 615 Frankfort, Kentucky 40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221 Lansing, Michigan 48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118 Richmond, Virginia 23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400 Little Rock, AR 72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154 Baton Rouge, LA 70821-9154


                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701

IN WITNESS WHEREOF, I have hereunto set my hand as of the 27th day of August, 2003.

/s/ Geoffrey S. Chatas
-------------------------
Geoffrey S. Chatas
Treasurer

                                SIGNATURE
                                ---------



         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.




AMERICAN ELECTRIC POWER COMPANY, INC.

By   /s/ Geoffrey S. Chatas
--------------------
Geoffrey S. Chatas
Treasurer



August 27, 2003